IFC | International Finance Corporation
World Bank Group

File No. 83-5
Regulation IFC: Rule 3

April 11, 2011


SEC MAIL PROCESSING
RECEIVED
APR 11 2011
WASH, D.C.
193
SECTION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its U.S. $2,000,000,000 2.25 per cent. Notes due April 11, 2016, dated April 11, 2011.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION



Glenn J. Jessee
Principal Counsel

Attachments

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

ADB

Asian Development Bank

Our Ref: TR/150.01/KF/11-005
Your Ref: SEC File No. 83-2
8 April 2011

Suppl.


SEC MAIL PROCESSING
RECEIVED
APR 13 2011
WASH, D.C.
211
SECTION

**Registered Air Mail**
File Desk, Room 1004
United States Securities &
Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs,

Re: Section 11(a) of the Asian Development Bank Act
Regulation AD Rule 2 (a)

Enclosed are two copies of the regular periodic report for the quarter ended 31 March 2011 which ADB files in accordance with the above Regulation.

Sincerely yours,



KAZUKI FUKUNAGA
Assistant Treasurer

Encl.: a/s

Cc: Mr. John C. Byam
Cleary, Gottlieb, Steen & Hamilton
2000 Pennsylvania Avenue, N.W.
Washington D.C. 20006

Mr. Jeremy H. Hovland
General Counsel

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

ADB

Asian Development Bank


11006536


SEC MAIL PROCESSING
RECEIVED
APR 13 2011
WASH, D.C.
211
SECTION

Supp'l.

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Periodic Report**

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 March 2011

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the first quarter of 2011 is set out in Appendices A and B.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 31 March 2011 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

**New Borrowings**
**1st QTR 2011**

Appendix A

| Issue Date | Maturity Date | CY | Principal Amount | Issue Description | Borr. No. | MTN No. |
|---|---|---|---|---|---|---|
| 18-Jan-11 | 16-Jan-14 | BRL | 10,000,000 | BRL10 mn 7.16% Notes payable in JPY | 841 | 595-00-2 |
| 20-Jan-11 | 20-Jan-16 | TRY | 6,000,000 | TRY6 mn 6.20% Notes | 842 | 596-00-2 |
| 27-Jan-11 | 27-Jan-15 | MXN | 25,000,000 | MXN25mn 4.20% Notes | 843 | 597-00-2 |
| 20-Jan-11 | 07-Dec-12 | BRL | 50,000,000 | BRL50 mn 8.00% Notes payable in US$ | 817 | 571-01-1 |
| 25-Jan-11 | 26-Jan-16 | US$ | 30,000,000 | US$30 mn 1.93% Notes | 844 | 598-00-2 |
| 25-Feb-11 | 27-Feb-15 | BRL | 60,000,000 | BRL60 mn 7.86% Notes payable in JPY | 845 | 599-00-2 |
| 03-Feb-11 | 04-Feb-16 | ZAR | 820,000,000 | ZAR820 mn 0.50% Deep Disc Notes | 847 | 600-00-2 |
| 17-Feb-11 | 17-Feb-16 | TRY | 7,000,000 | TRY7 mn 6.20% Notes | 846 | 601-00-2 |
| 08-Feb-11 | 08-Feb-16 | GBP | 200,000,000 | GBP200 mn Floating Rate Note | 848 | 602-00-1 |
| 22-Feb-11 | 15-Mar-16 | US$ | 2,750,000,000 | US$2.75 bn 2.5% Notes | 850 | 603-00-1 |
| 08-Mar-11 | 08-Mar-41 | US$ | 50,000,000 | US$50 mn 4.91% Callable Notes | 851 | 604-00-2 |
| 03-Mar-11 | 06-Mar-14 | BRL | 276,000,000 | BRL276 mn 0.50% Deep Disc Notes payable in US$ | 852 | 605-00-2 |
| 17-Mar-11 | 17-Mar-16 | TRY | 6,000,000 | TRY6 mn 6.70% Notes | 854 | 606-00-2 |
| 24-Mar-11 | 24-Sep-14 | TRY | 6,000,000 | TRY6 mn 6.50% Notes | 853 | 607-00-2 |
| 18-Jan-11 | 15-Feb-16 | AUD | 1,000,000,000 | AUD1.0 bn 5.5% Notes | 465 | 001-02-1 |
| 22-Feb-11 | 22-Feb-18 | AUD | 700,000,000 | AUD700 mn 6.0% Notes | 849 | 007-00-1 |



SEC MAIL PROCESSING
RECEIVED
APR 1 3 2011
211

**Redeemed Borrowings**
**1st QTR 2011**

Appendix B

| Issue Date | Maturity Date | Issue Description | Borr. No. | MTN No. |
|---|---|---|---|---|
| 25-Jan-07 | 25-Jan-11 | TRY20,000,000 9.00 per cent. Deep Discount Notes due 25 January 2011 | 512 | 276-00-2 |
| 29-Jul-08 | 27-Jan-11 | NZD29,500,000 6.76 per cent. Notes due 27 January 2011 | 680 | 440-00-2 |
| 04-Feb-09 | 14-Feb-11 | TRY205,000,000 10.30 per cent. Notes due 14 February 2011 | 713 | 473-00-2 |
| 22-Jan-08 | 15-Feb-11 | US$1,000,000,000 3.00 per cent. Notes due 15 February 2011 | 607 | 365-00-1 |
| 22-Feb-07 | 22-Feb-11 | TRY35,000,000 9.00 per cent. Notes due 22 February 2011 | 521 | 282-00-2 |
| 04-Mar-08 | 04-Mar-11 | TRY80,000,000 1.00 per cent. Deep Discount Notes due 4 March 2011 | 617 | 378-00-2 |
| 18-Mar-08 | 07-Mar-11 | GBP250,000,000 4.50 per cent. Notes due 7 March 2011 | 622 | 388-00-1 |
| 13-Mar-09 | 14-Mar-11 | US$500,000,000 Floating Rate Notes due 14 March 2011 | 717 | 476-00-1 |
| 15-Mar-07 | 15-Mar-11 | ZAR100,000,000 7.56 per cent. Notes due 15 March 2011 | 350 | 291-00-2 |
| 15-Mar-07 | 15-Mar-11 | EUR10,000,000 3.25 per cent. Notes due 15 March 2011 | 526 | 288-00-2 |
| 15-Mar-07 | 15-Mar-11 | US$17,000,000 4.08 per cent. Notes due 15 March 2011 | 528 | 287-00-2 |
| 06-Jul-06 | 16-Mar-11 | JPY1,000,000,000 Callable and Redeemable Fixed and Foreign Exchange-Linked Notes due 16 Mar 2022 | 486 | 254-00-2 |
| 18-Mar-09 | 18-Mar-11 | US$50,000,000 1.77 per cent. Notes due 18 March 2011 | 719 | 478-00-2 |
| 19-Mar-03 | 19-Mar-11 | JPY1,500,000,000 Foreign Exchange-Lniked Callable Notes due 17 March 2033 | 343 | 119-00-2 |
| 19-Mar-08 | 19-Mar-11 | US$30,000,000 Zero Coupon Callable Notes due 19 March 2038 | 620 | 386-00-2 |
| 22-Mar-07 | 22-Mar-11 | TRY35,000,000 9.00 per cent. Notes due 22 March 2011 | 525 | 286-00-2 |
| 29-Sep-05 | 28-Mar-11 | JPY500,000,000 Redeemable Fixed and Foreign Exchange-Linked Notes due 28 March 2036 | 443 | 217-00-2 |
| 26-Mar-08 | 28-Mar-11 | AUD9,850,000 6.00 per cent. Notes due 28 March 2011 | 623 | 377-00-2 |


SEC MAIL PROCESSING
RECEIVED
APR 13 2011
211
SECTION

ADB

Asian Development Bank

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Periodic Report**

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 March 2011

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the first quarter of 2011 is set out in Appendices A and B.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 31 March 2011 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.


SEC MAIL PROCESSING
RECEIVED
APR 1 3 2011
WASH, D.C.
211
SECTION

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

**New Borrowings**
**1st QTR 2011**

Appendix A

| Issue Date | Maturity Date | CY | Principal Amount | Issue Description | Borr. No. | MTN No. |
|---|---|---|---|---|---|---|
| 18-Jan-11 | 16-Jan-14 | BRL | 10,000,000 | BRL10 mn 7.16% Notes payable in JPY | 841 | 595-00-2 |
| 20-Jan-11 | 20-Jan-16 | TRY | 6,000,000 | TRY6 mn 6.20% Notes | 842 | 596-00-2 |
| 27-Jan-11 | 27-Jan-15 | MXN | 25,000,000 | MXN25mn 4.20% Notes | 843 | 597-00-2 |
| 20-Jan-11 | 07-Dec-12 | BRL | 50,000,000 | BRL50 mn 8.00% Notes payable in US$ | 817 | 571-01-1 |
| 25-Jan-11 | 26-Jan-16 | US$ | 30,000,000 | US$30 mn 1.93% Notes | 844 | 598-00-2 |
| 25-Feb-11 | 27-Feb-15 | BRL | 60,000,000 | BRL60 mn 7.86% Notes payable in JPY | 845 | 599-00-2 |
| 03-Feb-11 | 04-Feb-16 | ZAR | 820,000,000 | ZAR820 mn 0.50% Deep Disc Notes | 847 | 600-00-2 |
| 17-Feb-11 | 17-Feb-16 | TRY | 7,000,000 | TRY7 mn 6.20% Notes | 846 | 601-00-2 |
| 08-Feb-11 | 08-Feb-16 | GBP | 200,000,000 | GBP200 mn Floating Rate Note | 848 | 602-00-1 |
| 22-Feb-11 | 15-Mar-16 | US$ | 2,750,000,000 | US$2.75 bn 2.5% Notes | 850 | 603-00-1 |
| 08-Mar-11 | 08-Mar-41 | US$ | 50,000,000 | US$50 mn 4.91% Callable Notes | 851 | 604-00-2 |
| 03-Mar-11 | 06-Mar-14 | BRL | 276,000,000 | BRL276 mn 0.50% Deep Disc Notes payable in US$ | 852 | 605-00-2 |
| 17-Mar-11 | 17-Mar-16 | TRY | 6,000,000 | TRY6 mn 6.70% Notes | 854 | 606-00-2 |
| 24-Mar-11 | 24-Sep-14 | TRY | 6,000,000 | TRY6 mn 6.50% Notes | 853 | 607-00-2 |
| 18-Jan-11 | 15-Feb-16 | AUD | 1,000,000,000 | AUD1.0 bn 5.5% Notes | 465 | 001-02-1 |
| 22-Feb-11 | 22-Feb-18 | AUD | 700,000,000 | AUD700 mn 6.0% Notes | 849 | 007-00-1 |

**Redeemed Borrowings**
**1st QTR 2011**

Appendix B

| Issue Date | Maturity Date | Issue Description | Borr. No. | MTN No. |
|---|---|---|---|---|
| 25-Jan-07 | 25-Jan-11 | TRY20,000,000 9.00 per cent. Deep Discount Notes due 25 January 2011 | 512 | 276-00-2 |
| 29-Jul-08 | 27-Jan-11 | NZD29,500,000 6.76 per cent. Notes due 27 January 2011 | 680 | 440-00-2 |
| 04-Feb-09 | 14-Feb-11 | TRY205,000,000 10.30 per cent. Notes due 14 February 2011 | 713 | 473-00-2 |
| 22-Jan-08 | 15-Feb-11 | US$1,000,000,000 3.00 per cent. Notes due 15 February 2011 | 607 | 365-00-1 |
| 22-Feb-07 | 22-Feb-11 | TRY35,000,000 9.00 per cent. Notes due 22 February 2011 | 521 | 282-00-2 |
| 04-Mar-08 | 04-Mar-11 | TRY80,000,000 1.00 per cent. Deep Discount Notes due 4 March 2011 | 617 | 378-00-2 |
| 18-Mar-08 | 07-Mar-11 | GBP250,000,000 4.50 per cent. Notes due 7 March 2011 | 622 | 388-00-1 |
| 13-Mar-09 | 14-Mar-11 | US$500,000,000 Floating Rate Notes due 14 March 2011 | 717 | 476-00-1 |
| 15-Mar-07 | 15-Mar-11 | ZAR100,000,000 7.56 per cent. Notes due 15 March 2011 | 350 | 291-00-2 |
| 15-Mar-07 | 15-Mar-11 | EUR10,000,000 3.25 per cent. Notes due 15 March 2011 | 526 | 288-00-2 |
| 15-Mar-07 | 15-Mar-11 | US$17,000,000 4.08 per cent. Notes due 15 March 2011 | 528 | 287-00-2 |
| 06-Jul-06 | 16-Mar-11 | JPY1,000,000,000 Callable and Redeemable Fixed and Foreign Exchange-Linked Notes due 16 Mar 2022 | 486 | 254-00-2 |
| 18-Mar-09 | 18-Mar-11 | US$50,000,000 1.77 per cent. Notes due 18 March 2011 | 719 | 478-00-2 |
| 19-Mar-03 | 19-Mar-11 | JPY1,500,000,000 Foreign Exchange-Lniked Callable Notes due 17 March 2033 | 343 | 119-00-2 |
| 19-Mar-08 | 19-Mar-11 | US$30,000,000 Zero Coupon Callable Notes due 19 March 2038 | 620 | 386-00-2 |
| 22-Mar-07 | 22-Mar-11 | TRY35,000,000 9.00 per cent. Notes due 22 March 2011 | 525 | 286-00-2 |
| 29-Sep-05 | 28-Mar-11 | JPY500,000,000 Redeemable Fixed and Foreign Exchange-Linked Notes due 28 March 2036 | 443 | 217-00-2 |
| 26-Mar-08 | 28-Mar-11 | AUD9,850,000 6.00 per cent. Notes due 28 March 2011 | 623 | 377-00-2 |